GROEN BROTHERS AVIATION, INC.

Stock Symbol: GNBA                              www.groenbros.com




March 16, 2006

Ms. Effie Simpson
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-0305

Re:      Groen Brothers Aviation, Inc.
         Form 8-K, filed March 2, 2006
         Commission file # 0-18958

Dear Ms. Simpson:

         Groen Brothers Aviation, Inc. (the "Company") has received your comment letter dated March 6, 2006, and we respectfully submit our responses to the comments.

General
-------

1. Please amend the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. Under Item 304, it is not sufficient to state that the company "terminated" the accountant. Please revise.

         Company Response: The Company filed an amendment on Form 8-KA on March 8, 2006, and has revised the first paragraph under Item 4.01, "Changes in Registrant's Certifying Accountants", to clarify that the former accountant was dismissed.

2. As required under Item 304, the revised disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

         Company Response: The Company revised the disclosure in the first paragraph under Item 4.01, "Changes in Registrant's Certifying Accountants", in the Form 8-KA filed on March 8, 2006 to clarify that the Board of Directors of the Company recommended and approved the change in accountants.

Reportable Events
-----------------

3. In more detail, supplementally describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.



        GROEN BROTHERS AVIATION, INC. 2640 W. California Ave., Suite A,
         Salt Lake City, Utah 84101, (801) 973-0177, Fax (801) 973-4027

         Company Response: The reportable events disclosed in the Form 8-K and the additional requested information for each are as follows:

         1) The Company's ability to identify, record and report cost of sales of the Company's products, the cost of raw materials and parts inventories, and the cost of work-in-process inventories through the Company's manufacturing and cost accounting software.

              During the audit of the Company's consolidated financial statements for the year ended June 30, 2005, management and the Company's independent auditors identified a material weakness in the Company's internal control over the financial reporting process relating to the identification, recording and reporting of cost of sales of the Company's products, the cost of raw materials and parts inventories, and the cost of work-in-process inventories through the Company's manufacturing and cost accounting software. In addition, the Company has not completely implemented the accounting module of this ERP software to enable the costs of the Company's purchasing, manufacturing and sales activities to integrate with the financial statements of the Company.

              Because we have not fully implemented the accounting module of the ERP software, we have maintained in Excel spreadsheets cost accounting information for the Company's products, including schedules of bills of materials, cost of sales, raw materials and parts and work-in-process inventories, outside of the Company's ERP software. This practice has been less efficient and accurate than the anticipated results of implementing the ERP software. This reportable event occurred during each quarter of fiscal year 2005. This practice has not resulted in material misstatements to the consolidated financial statements or the need to restate any prior period consolidated financial statements. We have taken a physical inventory count each quarter and have recorded book to physical inventory adjustments that have varied in amount. The following is a summary of the book to physical adjustments, which were immaterial compared to the net loss for the respective quarter, for the year ended June 30, 2005.

                                                                 Debit (Credit)
                           Quarter                             to Cost of Sales
                           -------                             ----------------
                        September 30, 2004                         $    5,408
                         December 31, 2004                              8,838
                            March 31, 2005                            (43,093)
                             June 30, 2005                              1,900
                                                   -----------------------------

                   Net adjustment for year                         $  (26,947)
                                                   =============================

              During fiscal year 2006, the Company has been implementing the following actions to address the cost accounting weakness described above. The Company purchased an upgrade to the ERP system and has committed to fully implement the accounting module of the software. Training has been conducted for finance and other personnel of the Company in the use of the ERP software, and such training will continue during fiscal year 2006. Consultants from the vendor of the software have visited the Company and provided a report recommending improvements and providing instructions for fully integrating all modules of the software which the Company is using in its plans to strengthen controls. The Company has also hired a cost accountant experienced in a manufacturing environment similar to that of the Company. The Company believes that it will require four to six months to implement the changes necessary to fully address the cost accounting weakness, and currently estimates the accounting module of the ERP software will be fully implemented by July 1, 2006.

         2) An overall lack of segregation of duties resulting from the limited number of personnel in the Company's accounting department.

              During the fiscal year ended June 30, 2005, the accounting and financial personnel of the Company were comprised of three individuals, the Chief Financial Officer, the Accounting Manager and one staff accountant. We believe that this number of accounting employees was reasonable given the total number of employees of the Company (57 at June 30, 2005). Given the restraints of the limited number of accounting personnel, we have attempted to the fullest extent possible to segregate critical accounting duties. As the total number of employees of the Company has grown in fiscal year 2006 (67 at the date of this letter), we have also expanded the number of accounting personnel to keep pace with the growth of the Company and to better segregate critical accounting duties. We will continue to add accounting personnel as we deem it cost beneficial to the Company. To date in fiscal year 2006, we have added a cost accountant and another staff accountant to our accounting personnel and have transferred all payroll functions from the accounting department to the human resources department, which has added a payroll staff accountant.

              This reportable event occurred during each quarter of the fiscal year ended June 30, 2005; however, no prior period adjustments or restatements of our consolidated financial statements resulted directly from this weakness in internal controls.

         3) The timely evaluation and recording of transactions related to the Company's Series B 15% Preferred Stock and the Company's put option liability.

              During the audit of the Company's consolidated financial statements for the year ended June 30, 2004 in the months of September and October 2004, management and the Company's independent auditors identified certain material weaknesses in the Company's internal control over the financial reporting process pertaining to the timely evaluation and recording of transactions related to the Company's Series B 15% Preferred Stock and the Company's put option liability. The Company recorded adjusting entries in the fourth quarter of its fiscal year ended June 30, 2004 to correct errors in the second and third quarters of fiscal year 2004 related to these financial statement items. Subsequently, the Company restated the condensed consolidated statements of operations for the quarterly periods in fiscal year 2004 included for comparison purposes in its quarterly reports on Form 10-QSB for fiscal year 2005 to reflect the correcting entries in the appropriate interim periods of the prior fiscal year. In addition, the notes to the condensed consolidated financial statements in the Forms 10-QSB were expanded to explain the nature of the errors for which the corrections were made as follows:

                  Series B 15% Preferred Stock

              When the Company's Series B 15% Preferred Stock was originally issued, the Company had the option to pay the redemption price, for a premium, in registered, unrestricted, shares of common stock of the Company with a redemption price equal to 125% of the Stated Value of the shares of the Series B 15% Preferred Stock plus 125% of all accrued but unpaid dividends thereon. Accretion of the premium was computed using the straight-line method over the life of the initial Stated Value and over the life of accrued but unpaid dividends thereon, as applicable.

              In October 2003, the Company and the holders of the Series B 15% Preferred Stock agreed to certain modifications to the features of the Series B 15% Preferred Stock, including the elimination of the Company's option to pay the redemption price in shares of its common stock and requiring the redemption price to be paid in cash. With the elimination of the option to redeem the Series B 15% Preferred Stock with shares of the Company's common stock, the Company discontinued accretion of the anticipated premium, and recorded a contribution to capital for the amount of the accretion of the premium recorded prior to the modification of the features of the Series B 15% Preferred Stock and eliminated the accretion of the premium that had been recorded subsequent to the modification. The result was an increase to common stock and a decrease to the Series B 15% Preferred Stock in the amount of $4,844,000 in October 2003, and a correction to reduce the related interest expense by $195,000 during the three months and six months ended December 31, 2003.

         Put Option Liability

              During the three months ended December 31, 2003, certain amendments were made to the Common Stock Purchase Agreement Dated November 7, 2002 whereby the Company extended the dates to which the stockholder can exercise a put option and the Company can exercise the option to redeem, and increased both the put prices and the optional redemption prices. These amendments resulted in this agreement being subject to the accounting requirements of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which was effective for periods beginning after June 15, 2003. Pursuant to SFAS No. 150, the Company estimated the value of its obligation under the put option at $1,448,000 at June 30, 2004 using the Black-Scholes option pricing model. This obligation was recorded in the fourth quarter of fiscal year 2004 as a long-term liability in the Company's consolidated balance sheet at June 30, 2004, with a corresponding reduction of common stock of $1,448,000. The recorded value of the put option liability of $1,448,000 was included in the net loss applicable to common stockholders for the year ended June 30, 2004. This recorded value of $1,448,000 should have been recorded in the three months and six months ended December 31, 2003.

              The net effect of these adjustments for the three months and six months ended December 31, 2003 is as follows:


                                                                Three Months        Six Months
                                                            ----------------------------------------
         Net loss as originally reported                          $  (3,198,000)     $  (7,519,000)

         Additional interest expense resulting from
            adjustments to Series B 15% Preferred Stock                 195,000            195,000
                                                            ----------------------------------------

         Net loss as adjusted                                     $  (3,003,000)     $  (7,324,000)
                                                            ========================================

         Net loss applicable to common stockholders as
            originally reported                                   $  (3,003,000)     $  (7,324,000)

         Adjustment to put option liability                          (1,448,000)        (1,448,000)
                                                            ----------------------------------------

         Net loss applicable to common stockholders
            as adjusted                                           $  (4,451,000)     $  (8,772,000)
                                                            ========================================

         Net loss per share - basic and diluted:
            As originally reported                                       $(0.03)            $(0.07)
            As adjusted                                                  $(0.04)            $(0.09)

         Weighted average common and common
            equivalent shares - basic and diluted:
            As originally reported                                  104,553,000        102,376,000
            As adjusted                                              99,371,000         97,360,000

         During fiscal year 2005 and continuing into fiscal year 2006, the Company has implemented changes to improve its internal controls over financial reporting related to the timely completion and review of documentation supporting transactions such as the Company's Series B Preferred Stock and put option liability. These changes have included, among other procedures, more comprehensive documentation of accounting policies and procedures, implementation of analytical review procedures, schedules and checklists for the preparation of interim and annual financial statements, and executive level review of journal entries. No adjustments from this reportable event occurred during fiscal year 2005.

4. Please provide us with a schedule of your fiscal year end fourth quarter adjustments (2005 and 2004) to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

         Company Response: Attached as Exhibits A and B to this letter are schedules of year end and fourth quarter adjusting and closing journal entries for the years ended June 30, 2004 and 2005, respectively. The schedules provide an explanation for each adjustment, the reason why we believe the timing if each adjustment is appropriate, the impact on the consolidated net loss for each adjustment, and a total net impact on consolidated net loss for all adjustments.

5. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

         Company Response: There were no disagreements between the Company and the former accountants. Attached as exhibits to this letter are the letters listed below addressed to the Board of Directors (acting in the capacity of the Audit Committee) and management of the Company that report certain matters considered by the former accountants to be reportable conditions under standards established by the American Institute of Certified Public Accountants and adopted by the Public Company Accounting Oversight Board (United States). Certain of the reportable conditions were considered by the former accountants to be material weaknesses in our internal controls.

                  Exhibit C         Letter dated October 12, 2004 related to the
                                    audit of the consolidated financial
                                    statements for the year ended June 30, 2004

                  Exhibit D         Letter dated October 11, 2005 related to the
                                    audit of the consolidated financial
                                    statements for the year ended June 30, 2005

                  Exhibit E         Letter dated November 14, 2005 related to
                                    the review of the consolidated financial statements for the quarter ended September
                                    30, 2005

                  Exhibit F         Letter dated February 21, 2006 related to
                                    the review of the consolidated financial statements for the quarter ended December
                                    31, 2005

6. Include an Exhibit 16 letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A and include the Item 4 designation, including Exhibit 16 letter from the former accountant filed as an Exhibit 16.

         Company Response: The Company filed an amendment under cover of Form 8-K/A on March 8, 2006, including the Item 4 designation and including the
Exhibit 16 letter from the former accountants addressing the revised disclosure filed as an Exhibit 16.

2005 Form 10-KSB and 2005 Forms 10-QSB
--------------------------------------

7. We monitored your Forms 10-KSB and 10-QSB solely related to the matters below:

         Refer to Item 4.01 Form 8-K and the reportable conditions communicated to you by Tanner LC. Also, refer to the disclosures under Item 8 (Form 10-KSB) and Item 3 (Forms 10-QSB). Under this disclosure, we note that the Controls and Procedures were effective "except" for the material weakness and other issues noted by Tanner LC. In this connection, management may not state that the Company's disclosure controls and procedures are "effective, except as described below" (material weakness and other issues) or express similar qualified conclusions. Rather, management must take those issues into account when concluding whether the controls are effective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Refer to Question 5 of the FAQ on Response No. 34-47986 "Management's Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports." Please revise accordingly.

         Company Response: We note that the material weaknesses that correspond with the reportable events, described above, were fully disclosed in our Form 10-KSB for the year ended June 30, 2005 and in our Forms 10-QSB for the first and second quarters of the fiscal year ending June 30, 2006. We acknowledge, however, the point you have made with respect to the language used to describe the effectiveness of our disclosure controls and procedures. According, in future filings, we will not use the terminology "effective, except as described below" or express similar qualified conclusions in our conclusion whether our disclosure controls and procedures are effective. Rather, we will take the material weakness and other matters identified and reported by our independent accountants into account when concluding whether the controls are effective. Assuming that our Chief Executive Officer and Chief Financial Officer reach the same conclusion for the evaluation of disclosure controls and procedures for the quarter ending March 31, 2006 that was reached for the quarter ended December 31, 2005, we anticipate the disclosure under Item 3 in our Form 10-QSB for the quarter ending March 31, 2006 would be as follows:

         Item 3.  Controls and Procedures

              (A) Evaluation of disclosure controls and procedures

              The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the Company's disclosure controls and procedures as of March 31, 2006. Based on their evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, based on the material weaknesses and other matters discussed below, the Company's disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms.

              During the audit of the Company's consolidated financial statements for the year ended June 30, 2005, management and the Company's independent auditors identified a material weakness in the Company's internal control over the financial reporting process relating to the identification, recording and reporting of cost of sales of the Company's products, the cost of raw materials and parts inventories, and the cost of work-in-process inventories through the Company's manufacturing and cost accounting software. In addition, the Company has not completely implemented the accounting module of this ERP software to enable the costs of the Company's purchasing, manufacturing and sales activities to integrate with the financial statements of the Company.

              During the first nine months of fiscal year 2006, the Company has been implementing the following actions to address the cost accounting weakness described above. The Company purchased an upgrade to the ERP system and has committed to fully implement the accounting module of the software. Training has been conducted for finance and other personnel of the Company in the use of the ERP software, and such training will continue during fiscal year 2006. Consultants from the vendor of the software have visited the Company and provided a report recommending improvements and providing instructions for fully integrating all modules of the software which the Company is using in its plans to strengthen controls. The Company has also hired a cost accountant experienced in a manufacturing environment similar to that of the Company. The Company believes that it will require four to six months to implement the changes necessary to fully address the cost accounting weakness, and currently estimates the accounting module of the ERP software will be fully implemented by July 1, 2006.

              Management has also determined that a weakness in internal controls over financial reporting exists due to an overall lack of segregation of duties resulting from the limited number of personnel in the Company's accounting department. The Company's independent auditors have classified this weakness as a reportable condition. Management believes that as the Company expands with increased sales activities and government contract opportunities, additional accounting personnel will be added, resulting in improved ability to segregate key accounting and financial reporting duties.

              In connection with the audit of the Company's consolidated financial statements for the year ended June 30, 2004, management and the Company's independent auditors identified certain material weaknesses in the Company's internal control over the financial reporting process pertaining to the timely evaluation and recording of transactions related to the Company's Series B 15% Preferred Stock and the Company's put option liability. The Company recorded adjusting entries in the fourth quarter of its fiscal year ended June 30, 2004 to correct errors in the second and third quarters of fiscal year 2004 related to these financial statement items. Subsequently, the Company restated the condensed consolidated statements of operations for the quarterly periods in fiscal year 2004 included for comparison purposes in its quarterly reports on Form 10-QSB for fiscal year 2005 to reflect the correcting entries in the appropriate interim periods of the prior fiscal year.

              During fiscal year 2005 and continuing into fiscal year 2006, the Company implemented changes to improve its internal controls over financial reporting. These changes included, among other procedures, more comprehensive documentation of accounting policies and procedures, implementation of analytical review procedures, schedules and checklists for the preparation of interim and annual financial statements, and executive level review of journal entries.

                  (B) Changes in internal controls

              Other than the matters discussed above, there were no other significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation of these controls by the Company's Chief Executive Officer and Chief Financial Officer.

Other
-----

8. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

              In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

         o the company is responsible for the adequacy and accuracy of the disclosures in the filings;

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

              Company Response: In connection with responding to your comments above, we provide the following statement from the Company acknowledging that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me directly at (801) 973-0177 should you have questions or need additional information.


Yours truly,

/s/ Dennis P. Gauger

Dennis P. Gauger
Chief Financial Officer

Attachments

Groen Brothers Aviation, Inc.                                          Exhibit A
Schedule of Adjusting and Closing Journal Entries
Year End June 30, 2004

                                                                                                                     Net Effect on
                                                                                                                        Net Loss
 AJE #   Account      Description                Debit $          Credit $              Comments                    Debit (Credit) $
------------------------------------------------------------------------------------------------------------------------------------
   1    A21000  Accounts Payable - Trade           1,393,279.00                 Entry to eliminate inter-                       -
        U12050  Accounts Receivable                               1,393,279.00  company accounts receivable and
                                                                                payable in consolidation.
                                                                                This is a recurring
                                                                                consolidating journal entry
                                                                                made at the end of each month
                                                                                for financial statement
                                                                                preparation.  This entry is
                                                                                properly recorded at year end
                                                                                and did not have an impact on
                                                                                consolidated net loss and is
                                                                                not identifiable with any
                                                                                prior period.
                                                                                                                                -
   2    G27000  Investment in GBA USA             44,317,763.00                 Entry to eliminate inter-
        U43050  Common Stock                           1,000.00                 company investments and equity
        U43070  Additional Paid In Capital            33,287.00                 in consolidation.  This is a
        U44050  Retained Earnings                                44,352,050.00  recurring consolidating journal
                                                                                entry made at the end of each
                                                                                month for financial statement
                                                                                preparation.  This entry is
                                                                                properly recorded at year end
                                                                                and did not have an impact on
                                                                                consolidated net loss and is
                                                                                not identifiable with any
                                                                                prior period.

   3    A31000  Common Stock                           1,000.00                 Entry to eliminate inter-                       -
        G43075  Investment in AAI                    492,136.00                 company investments and equity
        A38000  Retained Earnings                                   493,136.00  in consolidation.  This is a
                                                                                recurring consolidating journal
                                                                                entry made at the end of each
                                                                                month for financial statement
                                                                                preparation.  This entry is
                                                                                properly recorded at year end
                                                                                and did not have an impact on
                                                                                consolidated net loss and is
                                                                                not identifiable with any
                                                                                prior period.

   4    U58200  AAI Subcontract Work (Income)        224,715.00                 Entry to eliminate inter-               24,868.00
        A14000  Raw Materials Inventory                              24,868.00  company sales and cost of sales
                                                                                and profit in ending inventory
        A53010  Cost of Sales - Raw Materials                       199,847.00  for the fourth quarter. This
                                                                                is a recurring entry made each
                                                                                quarter for financial statement
                                                                                preparation.  This entry is
                                                                                recorded properly in the fourth
                                                                                quarter and is not identifiable
                                                                                with any prior period since
                                                                                similar entries were made in
                                                                                prior periods.

Groen Brothers Aviation, Inc.                                          Exhibit A
Schedule of Adjusting and Closing Journal Entries
Year End June 30, 2004


                                                                                                                    Net Effect on
                                                                                                                        Net Loss
 AJE #   Account      Description                Debit $          Credit $              Comments                    Debit (Credit) $
------------------------------------------------------------------------------------------------------------------------------------

   5    U21050  Accounts Payable                      64,051.00                 To reclassify for reporting                     -
        U22910  Deferred Liability -                                 64,051.00  purposes the portion of the
                Capital Lease                                                   capital lease principal
                                                                                included in accounts payable.
                                                                                This is a recurring entry made
                                                                                each month for financial
                                                                                reporting purposes.  This entry
                                                                                is properly recorded at year
                                                                                end and is not identifiable
                                                                                with any prior period since
                                                                                similar entries were made in
                                                                                prior periods.
                                                                                                                                -
   6    A12001  Deferred Revenue                      11,985.00                 To reclassify for reporting
        A12000  Accounts Receivable                                  11,985.00  purposes debit balances from
                                                                                deferred revenue to accounts
                                                                                receivable.  This is a recurring
                                                                                entry made each month for
                                                                                financial reporting purposes.
                                                                                This entry is properly recorded
                                                                                at year end and is not
                                                                                identifiable with any prior
                                                                                period since similar entries
                                                                                were made in prior periods.

   7    U74440  Interest Expense                      15,000.00                 To accrue interest penalty on           15,000.00
        U21050  Accounts Payable                                     15,000.00  Stern & Company debt. A fourth
                                                                                quarter event caused this
                                                                                penalty and the entry was
                                                                                properly made in the fourth
                                                                                quarter and is not identifiable
                                                                                with any prior period.

   8    G41050  Common Stock                       1,448,000.00                 To record the liability for the                 -
        G26000  Liability Under Put Option                        1,448,000.00  shareholder put option. The
                                                                                agreement with the shareholder
                                                                                was made in the second quarter
                                                                                of the year, but the journal
                                                                                entry made in the fourth quarter.
                                                                                Thus a restatement of the
                                                                                quarterly results was necessary.
                                                                                This matter was part of the
                                                                                reason that the "material
                                                                                weakness" comment regarding
                                                                                timely review of transactions
                                                                                was issued.  See response letter
                                                                                for additional details of this
                                                                                matter and the resulting
                                                                                restatement.

Groen Brothers Aviation, Inc.                                          Exhibit A
Schedule of Adjusting and Closing Journal Entries
Year End June 30, 2004

                                                                                                                    Net Effect on
                                                                                                                        Net Loss
 AJE #   Account      Description                Debit $          Credit $              Comments                    Debit (Credit) $
------------------------------------------------------------------------------------------------------------------------------------

   9    U22810  ST Notes Payable -Related Party       20,545.00                 To reclassify for reporting                     -
        U22811  ST Notes Payable - Vendors                           20,545.00  purposes a related party vendor
                                                                                note payable to related party
                                                                                notes payable. This is a
                                                                                recurring journal entry made
                                                                                at the end of each month for
                                                                                financial statement preparation.
                                                                                This entry is properly recorded
                                                                                at year end and did not have
                                                                                an impact on consolidated net
                                                                                loss and is not identifiable
                                                                                with any prior period.

   10   G74440  Interest Expense                      96,000.00                 To record the interest expense          96,000.00
        G41050  Common Stock                                         96,000.00  on non-employee andvariable
                                                                                stock options for the fourth
                                                                                quarter.  This entry relates to
                                                                                fourth quarter option activity
                                                                                and is properly recorded at year
                                                                                end and is not identifiable
                                                                                with any prior period.

   11   G41022  Series B Preferred Stock           5,656,036.00                 To record fourth quarter               812,476.00
                                                                                corrections to the carrying value
        G41050  Common Stock                                      4,843,560.00  of the Series B Preferred Stock.
        G74430  Interest Expense-Preferred Stock                    812,476.00  These corrections were related
                                                                                to a modification of terms that
                                                                                occurred in the second quarter.
                                                                                Thus a restatement of the quarterly
                                                                                results was necessary.  This
                                                                                matter was part of the reason
                                                                                that the "material weakness"
                                                                                comment regarding timely review
                                                                                of transactions was issued.
                                                                                See response letter for additional
                                                                                details of this matter and the
                                                                                resulting restatement.


                                                                                Total net impact on net loss           948,344.00

Groen Brothers Aviation, Inc.                                          Exhibit B
Schedule of Adjusting and Closing Journal Entries
Year End June 30, 2005

                                                                                                                   Net Effect on
                                                                                                                      Net Loss
 AJE #   Account      Description              Debit $          Credit $              Comments                    Debit (Credit) $
----------------------------------------------------------------------------------------------------------------------------------

    1   G23030  Note Payable - Drage                  5,000.00                 Entry to reclassify the note                     -
        G22390  ST Notes Payable - Other                             5,000.00  payable to Drage as long term
                                                                               for financial reporting purposes.
                                                                               This entry is properly identifiable
                                                                               with the fourth quarter and did
                                                                               not have an impact on consolidated
                                                                               net loss.

    2   U22440  Accrued Payroll Tax                  19,397.00                 To adjust June 2005 payroll taxes         1,338.00
        U23055  Intercompany Payable - AAI            1,000.00                 that were paid before year end.
        U7446301  Accounting                          1,338.00                 This entry is properly identifiable
        U11130  Bank One - Utah                                     20,735.00  with the fourth quarter and similar
        U23050  Intercompany Payable - USA                           1,000.00  adjusting entries were made inprior
                                                                               periods.

    3   U22810  ST Notes Payable - Vendors           19,359.00                 To reclassify for reporting                      -
        U22890  ST Notes Payable - Other              1,185.00                 purposes certain note payable
        U22811  ST Notes Payable - Related                          20,544.00  balances to related party notes
                Party                                                          payable.  This is a recurring
                                                                               entry made each month for
                                                                               financial reporting purposes.
                                                                               This entry is properly recorded
                                                                               at year end and is not identifiable
                                                                               with any prior period and had no
                                                                               impact on consolidated net loss.

    4   U12050  Accounts receivable                  48,642.00                 To reclassify for reporting                      -
        A12000  Deferred revenue                                    48,642.00  purposes debit balances from
                                                                               deferred revenue to accounts
                                                                               receivable.  This is a recurring
                                                                               entry made each month for financial
                                                                               reporting purposes.  This entry
                                                                               is properly recorded at year end
                                                                               and is not identifiable with any
                                                                               prior period since similar entries
                                                                               were made in prior periods.


Groen Brothers Aviation, Inc.                                          Exhibit B
Schedule of Adjusting and Closing Journal Entries
Year End June 30, 2005

                                                                                                                  Net Effect on
                                                                                                                      Net Loss
 AJE #   Account      Description              Debit $          Credit $              Comments                    Debit (Credit) $
----------------------------------------------------------------------------------------------------------------------------------

    5   A16100  Intercompany Receivable - USA     1,072,690.00                 Entry to eliminate inter-company                 -
        U23055  Intercompany Payable - AAI                       1,072,690.00  accounts receivable and payable
                                                                               in consolidation.  This is a
                                                                               recurring consolidating journal
                                                                               entry made at the end of each
                                                                               month for financial statement
                                                                               preparation.  This entry is
                                                                               properly recorded at year end
                                                                               and did not have an impact on
                                                                               consolidated net loss and is
                                                                               not identifiable with any prior
                                                                               period.

    6   G27000  Investment in GBA USA            46,771,266.00                 Entry to eliminate inter-company                 -
        U43050  Common Stock                          1,000.00                 investments and equity in
        U43070  Additional Paid In Capital           33,287.00                 consolidation.  This is a
        U43050  Retained Earnings                               46,805,553.00  recurring consolidating journal
                                                                               entry made at the end of each
                                                                               month for financial statement
                                                                               preparation.  This entry is
                                                                               properly recorded at year end and
                                                                               did not have an impact on
                                                                               consolidated net loss and is not
                                                                               identifiable with any prior period.

    7   G27500  Investment in AAI                 1,681,697.00                 Entry to eliminate inter-company                 -
        A38000  Retained Earnings                                1,681,697.00  investments and equity in
                                                                               consolidation.  This is a
                                                                               recurring consolidating journal
                                                                               entry made at the end of each
                                                                               month for financial statement
                                                                               preparation.  This entry is
                                                                               properly recorded at year end
                                                                               and did not have an impact on
                                                                               consolidated net loss and is not
                                                                               identifiable with any prior period.

    8   A60001  Research & Development            2,351,128.00                 Entry to reclassify certain                      -
        A74000  Allocated Expenses                               2,351,128.00  expenses to research and
                                                                               development expense for financial
                                                                               statement presentation.  This
                                                                               entry is a recurring entry made at
                                                                               the end of each month for
                                                                               financial statement preparation.
                                                                               This entry is properly recorded
                                                                               at year end and did not have an
                                                                               impact on consolidated net loss
                                                                               and is not identifiable with any
                                                                               prior period.

Groen Brothers Aviation, Inc.                                          Exhibit B
Schedule of Adjusting and Closing Journal Entries
Year End June 30, 2005

                                                                                                                   Net Effect on
                                                                                                                      Net Loss
 AJE #   Account      Description              Debit $          Credit $              Comments                    Debit (Credit) $
----------------------------------------------------------------------------------------------------------------------------------

    9   G44050  Retained Earnings                    24,868.00                 To combine for reporting purposes                -
        A38000  Retained Earnings                                   24,868.00  retained earnings accounts.
                                                                               This entry is properly recorded
                                                                               at year end and did not have an impact
                                                                               on consolidated net loss and is
                                                                               not identifiable with any prior
                                                                               period.

    10  U22426  PTO Liability                        35,272.00                 To reclassify for financial                      -
        U11220  Receivable from employees                           35,272.00  reporting purposes employee
                                                                               related receivables/payables.
                                                                               This entry is properly recorded
                                                                               at year end and did not have an
                                                                               impact on consolidated net loss
                                                                               and is not identifiable with any
                                                                               prior period.

    11  G41050  Common Stock                          4,995.00                 To net for financial reporting                   -
        G41070  Deferred Consulting                                  4,995.00  purposes deferred consulting to
                                                                               a related party paid for by the
                                                                               issuance of common stock.  This
                                                                               entry is properly recorded at
                                                                               year end and did not have an
                                                                               impact on consolidated net loss
                                                                               and is not identifiable with
                                                                               any prior period.

    12  A60002  Cost of Sales                       165,233.00                 Adjustment to the entry to                       -
        A74000  Allocated Expenses                                 165,233.00  reclassify for financial
                                                                               reporting purposes certain
                                                                               operating expenses to cost of
                                                                               sales.  The reclassification of
                                                                               expenses to cost of sales,
                                                                               including "truing up" that
                                                                               allocation is a recurring entry
                                                                               made each month for financial
                                                                               reporting purposes.  This entry
                                                                               is properly recorded at year end
                                                                               and did not have an impact on
                                                                               consolidated net loss and is not
                                                                               identifiable with any prior period.


Groen Brothers Aviation, Inc.                                          Exhibit B
Schedule of Adjusting and Closing Journal Entries
Year End June 30, 2005

                                                                                                                  Net Effect on
                                                                                                                      Net Loss
 AJE #   Account      Description              Debit $          Credit $              Comments                    Debit (Credit) $
----------------------------------------------------------------------------------------------------------------------------------

    13  A74000  Allocated expenses                  234,000.00                 Adjustment to the entry to                       -
        U74200  Allocated expenses                  215,000.00                 reclassify for financial
        A60001  Cost of sales                                      449,000.00  reporting purposes certain
                                                                               operating expenses to cost of
                                                                               sales.  The reclassification
                                                                               of expenses to cost of sales,
                                                                               including "truing up" that
                                                                               allocation is a recurring entry
                                                                               made each month for financial
                                                                               reporting purposes.  This entry
                                                                               is properly recorded at year end
                                                                               and did not have an impact on
                                                                               consolidated net loss and is not
                                                                               identifiable with any prior period.

                                                                               Total net impact on net loss              1,338.00


                                                                       Exhibit C

Tanner LC
215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

October 12, 2004


To the Board of Directors and Management of Groen Brothers Aviation, Inc.


In planning and performing our audit of the consolidated financial statements of Groen Brothers Aviation, Inc. for the year ended June 30, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants and adopted by the U.S. Public Company Accounting Oversight Board. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the consolidated financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following reportable conditions that we believe to be a material weaknesses:

         Unrecorded Transactions Documented in Corporate Records

         During the year ended June 30, 2004, the Company extended the date to which a stockholder has the right to put up to 750,000 shares of the Company's restricted common stock. Under SFAS No. 150, this put option is to be recognized at fair value, estimated to be $1,448,000 at June 30, 2004, and classified as a long-term liability.

         During our audit, we noted this extension was documented in a Unanimous Consent in Lieu of a Special Meeting of the Board of Directors of Groen Brothers Aviation, Inc. However, the extension was not yet recognized in the Company's financial statements. Therefore, it was recorded as an audit adjustment.

         Recommendation

         We recommend that management ensure all transactions authorized by the Board of Directors and documented as Unanimous Consents are timely provided to accounting so that the transactions can be properly recorded. Management should review all new Unanimous Consent documents to ensure they are properly reported prior to the end of each reporting period.

         Series B Preferred Stock

         The Company's option to pay the redemption price of Series B Preferred Stock in shares of its common stock at a premium has been eliminated, and the Company must pay the redemption price in cash. Prior to the elimination of this option, the Company expected to exercise its option to pay the premium and to redeem the Series B Preferred Stock with shares of its common stock, and so the premium was accreting over the life of the Series B Preferred Stock to the redemption date.

         The premium amount of $4,844,000--accreted to the Series B Preferred Stock liability as of the date the option was eliminated--was relieved as a contribution of capital. Accretion to occur after the date the option was eliminated discontinued.

         During our audit, the Company detected this elimination and the effect it has on its consolidated financial statements, but this elimination appears not to have been detected within a timely period by the Company in the normal course of its internal control operation.

         Recommendation

         We recommend the Company ensure that all new or modifying arrangements involving the Company are sufficiently communicated to appropriate Company personnel of the financial reporting process.

We also noted the following reportable conditions that are not believed to be material weaknesses:

         Customer Deposit

         During our audit, we sent a letter to a retail customer of the SparrowHawk kit, requesting he confirm to us that he had no outstanding customer deposit with the Company. The Customer replied to our request, but notified us of a $12,500 customer deposit he had outstanding with the Company. Per inquiry of the Company's personnel, it appears the Company allowed this customer's dealer to apply this customer's deposit toward other SparrowHawk kit orders, without the customer's written consent.

         This transaction appears to have been recorded in a manner inconsistent with the customer's understanding at the time he replied to our request for confirmation and may have involved him without his consent. If this transaction occurred without the customer's consent, his deposit would still be outstanding and the Company will have extended credit to the dealer.

         Recommendation

         We recommend the Company review all unusual transactions to ensure they follow Company policy, they are authorized by all parties directly involved, and are properly recorded.

         Cash Reconciliations

         During our audit, we noted that cash transactions of American Autogyro, Inc. (AAI) had not been communicated to appropriate Company personnel within a timely period, which affects the accuracy of AAI's cash reconciliations.

         Recommendation

         We recommend AAI communicate its transactions involving the use of cash to appropriate Company personnel within a timely period to ensure accurate cash reconciliations can be performed in a timely manner.

This report is intended solely for the information and use of Groen Brothers Aviation, Inc. and Management and is not intended to be and should not be used by anyone other than these specified parties.


Very truly yours,

/s/ Tanner LC

                                                                       Exhibit D

Tanner LC
215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

October 11, 2005


To the Board of Directors and Management of Groen Brothers Aviation, Inc.


In planning and performing our audit of the consolidated financial statements of Groen Brothers Aviation, Inc. for the year ended June 30, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants and adopted by the Public Company Accounting Oversight Board (United States). Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the consolidated financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following reportable condition that we believe to be a material weakness:

         Cost Accounting System

         Subsequent to year end the Company implemented a new ERP software package. At the time of the audit, the package was being used for the purposes of tracking inventory, tracking job orders, and establishing standard costs associated with raw materials inventory, labor, and overhead. While the software was not used for financial reporting during the year ended June 30, 2005, the software was used to account for certain builds associated with the manufacture of the Sparrow Hawk Kit.

         During the audit, we noted that the reports produced by the new ERP package did not completely gather all necessary data. The costs associated with raw materials, labor, and overhead, in some instances, were not being properly rolled up to reflect the true cost of the materials being manufactured.

         Recommendation

         We recommend that the Company hire a cost accountant to analyze and further implement the software package. The candidate should have adequate cost accounting, and manufacturing experience. In addition there should be extensive training about the use of the new software package. At the end of each accounting period, we recommend that a study be performed by the Company to ascertain the accuracy of the records contained in the Company's cost accounting system.

We also noted the following reportable condition that is not believed to be a material weakness:

         Segregation of Duties

         We noted the Company has an overall lack of segregation of duties resulting from the limited number of personnel in the Company's accounting department

         Recommendation

         We recommend that the Company hire additional accounting personnel to enable the Company to properly segregate key accounting and financial reporting duties.

This report is intended solely for the information and use of Groen Brothers Aviation, Inc. and Management and is not intended to be and should not be used by anyone other than these specified parties.


Very truly yours,

/s/ Tanner LC

                                                                       Exhibit E

Tanner LC
215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

November 14, 2005


To the Board of Directors and Management of Groen Brothers Aviation, Inc.


In planning and performing our review of the consolidated financial statements of Groen Brothers Aviation, Inc. for the three months ended September 30, 2005, we considered its internal control in order to determine our review procedures for the purpose of reviewing the consolidated financial statements and not to provide assurance on the internal control.

However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants and adopted by the Public Company Accounting Oversight Board (United States). Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the consolidated financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being reviewed may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following reportable condition that we believe to be a material weakness:

         Cost Accounting System

         The Company implemented a new ERP software package. During the three months ended September 30, 2005, the package was being used for the purposes of tracking inventory, tracking job orders, and establishing standard costs associated with raw materials inventory, labor, and overhead. While the software was not used for financial reporting, the software was used to account for certain builds associated with the manufacture of the Sparrow Hawk Kit.

         We noted that the reports produced by the new ERP package did not completely gather all necessary data. The costs associated with raw materials, labor, and overhead were not consistently being properly rolled up to reflect the true cost of the materials being manufactured.

         Recommendation

         We recommend that the Company continue in its efforts to hire a cost accountant to analyze and further implement the software package. The candidate should have adequate cost accounting, and manufacturing experience. In addition, there should be extensive training about the use of the new software package. At the end of each accounting period, we recommend that a study be performed by the Company to ascertain the accuracy of the records contained in the Company's cost accounting system.

We also noted the following reportable condition that is not believed to be a material weakness:

         Segregation of Duties

         We noted the Company has an overall lack of segregation of duties resulting from the limited number of personnel in the Company's accounting department.

         Recommendation

         We recommend that the Company hire additional accounting personnel to enable the Company to properly segregate key accounting and financial reporting duties.

         This report is intended solely for the information and use of Groen Brothers Aviation, Inc. and Management and is not intended to be and should not be used by anyone other than these specified parties.


Very truly yours,

/s/ Tanner LC

                                                                       Exhibit F

Tanner LC
215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

February 21, 2006

To the Board of Directors and Management of Groen Brothers Aviation, Inc.


In planning and performing our review of the consolidated financial statements of Groen Brothers Aviation, Inc. for the three and six months ended December 31, 2005, we considered its internal control in order to determine our review procedures for the purpose of reviewing the consolidated financial statements and not to provide assurance on the internal control.

However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants and adopted by the Public Company Accounting Oversight Board (United States). Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the consolidated financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being reviewed may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not be necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following reportable condition that we believe to be a material weakness:

         Cost Accounting System

         The Company began implementing a new ERP software package. During the three and six months ended December 31, 2005, the package was being used for the purposes of tracking inventory, tracking job orders, and establishing standard costs associated with raw materials inventory, labor, and overhead. While the software was not reconciled to the accounting records and was not used for financial reporting, the software was used to account for certain builds associated with the manufacture of the Sparrow Hawk Kit.

         We noted that the reports produced by the new ERP package did not completely gather all necessary data. The costs associated with raw materials, labor, and overhead were not consistently being properly rolled up to reflect the true cost of the materials being manufactured.

         Recommendation

         We recommend that the Company continue in its efforts to analyze and further implement the software package, with extensive training about the use of the new software package. At the end of each accounting period, we recommend that a study be performed by the Company to ascertain the accuracy of the records contained in the Company's cost accounting system.

We also noted the following reportable conditions that are not believed to be material weakness:

         Segregation of Duties

         We noted the Company has an overall lack of segregation of duties resulting from the limited number of personnel in the Company's accounting department.

         Recommendation

         We recommend that the Company hire additional accounting personnel to enable the Company to properly segregate key accounting and financial reporting duties.

         Documentation of Controls

         We noted the company has not reduced to writing its disclosure controls and procedures, nor has the Company updated its written internal controls and procedures.

         Recommendation

         We recommend that the Company reduce to writing its disclosure controls
         and  procedures,   and  update  its  written   internal   controls  and
         procedures.

This letter is intended solely for the information and use of the management and Board of Directors of Groen Brothers Aviation, Inc. and is not intended to be and should not be used by anyone other than these specified parties.


Very truly yours,

/s/ Tanner LC


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